Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(dollars in thousands)
Earnings available for fixed charges:
Income before income taxes	$326,102	$90,523	$223,501	$279,424	$263,679	$117,095	$170,580
Fixed charges	114,965	202,074	290,209	309,033	401,319	196,372	196,808
Amortization of capitalized interest	408	843	2,388	6,041	9,920	4,481	5,706
Capitalized interest	(3,564)	(17,503)	(34,867)	(64,160)	(37,495)	(23,071)	(11,398)

Total earnings available for fixed charges:	$437,911	$275,937	$481,231	$530,338	$637,423	$294,877	$361,696

Fixed charges:
Interest expense (1)	$58,033	$115,985	$201,746	$179,398	$270,285	$128,966	$132,985
Portion of rent expense representative of interest (2)	17,202	28,199	41,392	65,475	93,539	44,335	52,425
Capitalized interest	3,564	17,503	34,867	64,160	37,495	23,071	11,398
Net preferred stock dividends (3)	36,166	40,387	12,204	—	—	—	—

Total fixed charges:	$114,965	$202,074	$290,209	$309,033	$401,319	$196,372	$196,808

Ratio of earnings to fixed charges:	3.81x	1.37x	1.66x	1.72x	1.59x	1.50x	1.84x

(1)	Interest expense includes amortization of deferred debt issuance costs and premiums and discounts related to indebtedness.
(2)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.
(3)	Net preferred stock dividends are the company’s preferred dividend expense net of income tax benefit.